10029162

SECURITI[illegible] ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44553

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 17 2010

Washington, DC 110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paramount BioCapital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paramount BioCapital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

PARAMOUNT BIOCAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009
(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Paramount BioCapital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Paramount BioCapital, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paramount BioCapital, Inc. as of December 31, 2009, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
March 9, 2010

PARAMOUNT BIOCAPITAL, INC.

Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 2,683,978
Reimbursements receivable from related parties	123,176
Prepaid expenses and other assets	66,314
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $2,048,796	935,426
	$ 3,808,894
Liabilities	
Liabilities:	
Accrued expenses and other liabilities	$ 585,771
Security deposit payable	369,643
Deferred rent payable	811,901
Total liabilities	1,767,315
Commitments and contingencies	
Stockholder's Equity	
Common stock, $.01 par value; 200 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	8,629,999
Accumulated deficit	(6,588,421)
Total stockholder's equity	2,041,579
	$ 3,808,894

See notes to financial statements

PARAMOUNT BIOCAPITAL, INC.

Statement of Operations
Year Ended December 31, 2009

Revenues:	
Commissions and placement fees	$ 560,210
Interest income	7,724
Sublease rental income	1,258,840
	1,826,774
Expenses:	
Commissions	346,146
Employee compensation and benefits	866,727
Occupancy and rentals	419,005
Professional and consulting fees	1,349,935
Communication	40,307
Travel and entertainment	4,065
Regulatory fees and expenses	51,734
Depreciation and amortization	134,530
Insurance	49,196
Write-off of reimbursable expenses	388,862
Other operating expenses	116,550
	3,767,057
Net loss	$ (1,940,283)

See notes to financial statements

PARAMOUNT BIOCAPITAL, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - January 1, 2009	100	$ 1	$ 8,149,999	$ (4,648,138)	$ 3,501,862
Capital contributions			480,000		480,000
Net loss				(1,940,283)	(1,940,283)
Balance - December 31, 2009	100	$ 1	$ 8,629,999	$ (6,588,421)	$ 2,041,579

PARAMOUNT BIOCAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2009

Cash flows used in operating activities:	
Net loss	**$ (1,940,283)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	**134,530**
Write-off of reimbursable expenses	**388,862**
Increase in deferred rent payable, net of amortization	**15,192**
Changes in:	
Reimbursements receivable from related parties	**938,836**
Prepaid expenses and other assets	**69,726**
Accrued expenses and other liabilities	**350,417**
Net cash used in operating activities	**(42,720)**
Cash flows used in investing activities:	
Acquisition of furniture, equipment and leasehold improvements	**(6,894)**
Cash flows provided by financing activities:	
Capital contributions	**480,000**
Net increase in cash and cash equivalents	**430,386**
Cash and cash equivalents - January 1, 2009	**2,253,592**
Cash and cash equivalents - December 31, 2009	**$ 2,683,978**
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	**$ 9,614**

See notes to financial statements

PARAMOUNT BIOCAPITAL, INC.

Notes to Financial Statements
December 31, 2009

NOTE A - THE COMPANY

Paramount BioCapital, Inc. (the "Company") is a registered broker-dealer engaged in conducting private securities offerings for issuers of corporate securities on a best efforts basis. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid money market instruments with maturities of three months or less at date of purchase to be cash equivalents. At December 31, 2009, cash and cash equivalents were deposited in financial institutions and consisted of immediately available fund balances such as money market mutual funds and includes amounts received in connection with a subtenant's security deposit (see Note F).

[2] Revenue recognition:

Revenue and expenses related to private placement activities are recognized when earned pursuant to contractual arrangements.

[3] Equipment and improvements:

Depreciation and amortization are provided using the straight-line method over estimated useful lives for furniture and equipment, and the shorter of the lease term or estimated useful lives for leasehold improvements.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2009, furniture, equipment and leasehold improvements consisted of:

Furniture and fixtures	$ 987,651
Computer equipment	398,406
Office equipment	143,943
Leasehold improvements	1,454,222
	2,984,222
Less: Accumulated depreciation and amortization	(2,048,796)
	$ 935,426

Depreciation and amortization expense for the year totaled $134,530.

PARAMOUNT BIOCAPITAL, INC.

Notes to Financial Statements
December 31, 2009

NOTE D - INCOME TAXES

The Company has elected to be taxed as an S corporation for Federal and New York State purposes. As a result of this election, the Company's income or loss is reportable on the individual tax return of its sole stockholder. The Company is subject to New York City corporate tax and New York State corporate minimum tax.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. These differences are primarily a net operating loss carryforward and the difference between future rent and depreciation expenses for financial reporting purposes and such expenses that are deductible for income tax purposes. Due to the uncertainty of its realization, management has provided a valuation allowance for the full amount of the deferred tax asset. The valuation allowance increased by $156,000 during 2009.

The Company's deferred tax asset is attributable to the following components:

New York City net operating loss carryforward	$ 632,000
Deferred rent expense	61,000
Depreciation expense	5,000
Deferred tax asset	698,000
Valuation allowance	(698,000)
	$ 0

The Company's net operating loss carryover for New York City corporate tax purposes was increased by $1,998,000 for 2009 and totaled $7,141,000 at December 31, 2009. The Company's net operating loss carryovers expire beginning in 2021 and through 2029.

The Company recognizes tax benefits or expenses of uncertain tax positions in the year such determination is made when the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has reviewed the Company's tax positions for all open tax years (tax years ended December 31, 2006 through December 31, 2009) and concluded that no provision for unrecognized tax benefits or expense is required in these financial statements.

NOTE E - RELATED PARTY TRANSACTIONS

[1] The Company has a month-to-month expense-sharing agreement with certain affiliated corporations, related by common ownership, whereby office, administrative and occupancy expenses, incurred for the benefit of all parties, are allocated among the entities. During the 2009 fiscal year, approximately 80% of such costs have been allocated to affiliates. Reimbursements receivable include allocable amounts due to the Company pursuant to the expense-sharing agreement and other reimbursable expenses at December 31, 2009. During 2009, management determined that $388,862 representing the net balance due for prior years expense allocations to Paramount Corporate Development, LLC, a commonly owned affiliate that is presently inactive, would not be collected and recorded a write-off of the balance.

[2] For the year ended December 31, 2009, commission income totaling approximately $360,000 was earned from private placements with certain entities which share common officers or directors with the Company, including approximately $117,000 earned for placement services performed for Paramount Credit Partners, LLC, a commonly controlled affiliate.

[3] The Company pays a fixed $25,000 monthly consulting fee to an affiliated corporation, related by common ownership, for the introduction of certain entities to the Company that are seeking private placement financing. For the year ended December 31, 2009, consulting fees pursuant to this agreement totaled $300,000.

NOTE F - COMMITMENTS

The Company's office lease agreement expires on September 30, 2020 and provides for a five-month period during which no payments of rent are required and for the lessor to contribute certain amounts toward alterations and improvements of the leased premises. As per the expense sharing arrangements noted above (see Note E), occupancy costs, including the recording of leasehold improvements, are allocated between the Company and certain affiliated corporations based on the estimated usage of the facilities. For financial reporting purposes, the allocated expense related to the lease is recognized on a straight-line basis over the lease term. Deferred rent consists of the difference between allocated rent expense incurred and the allocated share of rent paid, in addition to an allocated share of the lessor's subsidy toward leasehold improvements. Deferred rent is amortized over the lease term. The allocated rent expense charged to operations pursuant to this lease totaled approximately $390,000 for 2009.

The Company maintains a letter of credit in favor of the landlord in the amount of $1,279,000 as security for performance under the lease. The Company's sole shareholder has personally guaranteed the letter of credit and rent payments due under the lease. As of December 31, 2009, no amounts have been drawn down under the letter of credit.

The Company entered into a Sublease Agreement ("Sublease") whereby a significant portion of its office facility was sublet commencing March 2009 and continuing for the remainder of the lease term. The Company received a security deposit of $369,643 in connection with sublease and rental income of approximately $1,259,000 for the 2009 period.

Future minimum commitments under the lease and sublease agreements are approximately as follows:

Year Ending December 31,	Lease Obligations *	Sublease Rental Income
2010	$ 1,895,000	$ (1,435,000)
2011	1,967,000	(1,435,000)
2012	2,025,000	(1,435,000)
2013	2,104,000	(1,435,000)
2014	2,188,000	(1,471,000)
Thereafter	14,229,000	(8,719,000)
	$ 24,408,000	$ (15,930,000)

* Under present expense-sharing arrangements (see Note E[1]), it is anticipated that a significant portion of the minimum lease payments will be allocated to certain affiliated companies.

NOTE G - NET CAPITAL REQUIREMENTS/ ECONOMIC DEPENDENCY

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of approximately $865,000, which was approximately $748,000 in excess of its required net capital. The Company's net capital ratio was 2.04 to 1.

The Company is dependent upon its sole shareholder to provide capital when necessary for operations or to maintain compliance with the net capital rule. The sole shareholder has indicated his intention to continue such support as required.

NOTE H - CONCENTRATION OF CREDIT RISK AND OTHER MATTERS

A substantial portion of the Company's assets consist of money market mutual funds which are held on behalf of the Company by a single major securities broker.

In connection with the Company's placement agent activities, funds raised are deposited into escrow accounts under the terms of the sales of securities agreements. To the extent that any best efforts offerings have achieved the minimum requirement, commission income and related liabilities are included in the financial statements. Any escrow accounts and the related liabilities are not otherwise reflected in the accompanying financial statements.

NOTE I - SUBSEQUENT EVENT

The Company's management has evaluated events through March 9, 2010, the date that these financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PARAMOUNT BIOCAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Total stockholder's equity from statement of financial condition	**$ 2,041,579**
Deductions:	
Nonallowable assets:	
Reimbursements receivable from related parties, net	**123,176**
Prepaid expenses and other assets	**66,314**
Furniture, equipment and leasehold improvements	**935,426**
	1,124,916
Net capital before haircuts on securities positions	**916,663**
Haircuts on money market funds	**51,205**
Net capital	**$ 865,458**
Aggregate indebtedness:	
Accrued expenses and other liabilities	**$ 585,771**
Security deposit payable	**369,643**
Deferred rent payable	**811,901**
Aggregate indebtedness	**$ 1,767,315**
Percentage of aggregate indebtedness to net capital	**204%**
Minimum capital required (greater of $50,000 or 6⅔% of aggregate indebtedness)	**$ 117,821**
Excess of net capital over minimum requirement	**$ 747,637**

No material differences exist between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Paramount BioCapital, Inc.
New York, New York

In planning and performing our audit of the financial statements of Paramount BioCapital, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Eisner

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Paramount BioCapital, Inc. to achieve all the divisions of duties and cross-checks generally included in internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
March 9, 2010

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Paramount BioCapital, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Paramount BioCapital, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., SIPC and all members or allied members of the New York Stock Exchange, Inc. employed by the Company, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with the Company's cash disbursement records including bank statements and the Company's check register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared the adjustment reported on line 2(c)(8) in the accompanying Form SIPC-7T with amounts recorded in the Company's general ledger for the period April 1, 2009 through December 31, 2009 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7T and in the related supporting general ledger account noting no differences; and

5. We noted no overpayments to be applied to the current assessment computed in the accompanying Form SIPC-7T.

Eisner

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
March 9, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

SIPC-7T
(29-REV 12/09)

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-44553 FINRA Dec-09

PARAMOUNT BIOCAPITAL, INC.

787 SEVENTH AVENUE

New York New York 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HOWARD SPINDEL 212-897-1688

2. A. General assessment (item 2e from page 2 but not less than $150 minimum) $ 1,155

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

1/16/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,005

E. Interest computed on late payment (see instructions E) for ______ days at 20% per annum -

F. Total assessment and interest due (or overpayment carried forward) $ 1,005

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 1,005

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

PARAMOUNT BIOCAPITAL, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINANCIAL & OPERATIONS PRINCIPAL
(Title)

Dated the 20th day of January, 20 10.

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,601,288
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
RENTAL INCOME		1,139,228
(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		-
Total deductions		1,139,228
2d. SIPC Net Operating Revenue		$ 462,060
2e. General Assessment @ .0025		$ 1,155
		(to page 1 but not less than $150 minimum)